SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Publicly held Corporation
CNPJ/MF 33.042.730/0001 -04
NIRE 3330001159-5

MINUTES OF ANNUAL AND SPECIAL GENERAL SHAREHOLDERS MEETINGS OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON APRIL 28, 2006 AND DRAWN UP IN ABRIDGED FORM

1. Date, time and place: Annual and Special Meetings held, cumulatively, on April 28, 2006, at 11 a.m. and 11:30 a.m., respectively, at the head office of the Company, at Rua São José n.º 20, grupo 1602, parte, Centro, Rio de Janeiro.

2. Call: Adds published in the Federal Official Gazette, on April 13, 17 and 18, 2006 (respectively in pages 116, 102 and 82), in Gazeta Mercantil, on April 13, 17 and 18, 2006 (respectively in pages A- 11, A-5 and A-17), in Jornal do Commercio do Estado do Rio de Janeiro, on April 13, 17 and 18, 2006 (respectively in pages A-17, A-22 and A-17), and in the Official Gazette of the State of Rio de Janeiro, on April 17, 18, 19 and 20, 2006 (respectively in pages 25, 46, 72 and 149), which will be filed with in the head office of the Company.

3. Attendance: Shareholders representing 53.03% of the voting capital, as evidenced by the signatures in the Shareholders Attendance Book, as well as the representatives of Deloitte Touche Tohmatsu Auditores Independentes, Mr. José Carlos Monteiro and Mrs. Raquel Fialho, and the Executive Officers of the Company, Messrs. Isaac Popoutchi and Juliano de Oliveira.

4. Chair: The Director Antônio Francisco dos Santos chaired the Meeting and invited Mrs. Claudia Maria Sarti to be the meeting secretary.

5. Agenda: Annual General Meeting: (a) to take the management accounts, exam, discuss and vote the Financial Statements and the Management Report, related to the fiscal year ended on December 31, 2005; (b) to ratify the payment of dividends approved by the Board of Directors on January 31, 2006; (c) to decide about the management proposal for destination of the net profit of the year of 2005; (d) to elect the members of the Board of Directors; (e) to determine the overall yearly compensation of the managers. Special General Meeting: (a) to decide about the proposal presented by the management for the acquisition by the Company of the control of Companhia Metalúrgica Prada (“Prada”); (b) to authorize the management of the Company to take all necessary measures for the negotiation and conclusion of the acquisition of the control of Prada; (c) to exam and decide about the proposal for amendment to the By-laws.

6. Decisions: By vote of the shareholders representing 53.03% of the voting capital of the Company, abstaining from voting the legally impeded, being each case duly registered, the following decisions were taken:

6.1. Authorize the drawn up of this minutes in abridged form and its publication with omission of the signatures of the present shareholders, as allowed, respectively, by paragraphs 1st and 2nd of article 130 of Law 6,404, as of November 15, 1976 ("Law 6,404/76").

6.2. At Annual General Meeting – 6.2.1 – Approved, by majority of the present shareholders, the dispense of the reading of the Financial Statements, the Management Report and Independent Auditors Report, considering that those were already known by all present shareholders. 6.2.2 - Approved, by majority of the present shareholders, abstaining from voting the legally impeded, the Management Account, the Financial Statements and Management Report related to the corporate year ended on December 31, 2005, published in the Jornal do Comercio, Gazeta Mercantil, Valor Econômico and Official Gazette of the State of Rio de Janeiro on March 28, 2006. The shareholder José Teixeira de Oliveira registered his approval and his vote of praise to the Company. 6.2.3 – Approved, by majority of the present shareholders, the management proposal for the destination of the net profit of the year of 2005, in the amount of R$1,878,757,552.24 (one billion, eight hundred seventy eight million, seven hundred fifty seven thousand, five hundred fifty two reais and twenty four cents) and the accrued reevaluation reserve, in the amount of R$ 245,525,606.05 (two hundred forty five million, five hundred twenty five thousand, six hundred and six reais and five cents), as follows: (i) payment to the shareholders of the Company of R$259,403,986.97 (two hundred fifty nine million, four hundred and three thousand, nine hundred and eighty six reais and ninety seven cents) as interest on share capital, corresponding to the gross amount of R$ 1.00773 per share, which amount is subject to the Withholding Income Tax at the rate of 15% (fifteen percent), with exception to the shareholders domiciled in country that does not tax income or taxes at maximum rate under 20% (twenty percent), in which case, are subject to Withholding Income Tax at the rate of 25% (twenty five percent), as per set forth in article 8 of Law 9,779/99; (ii) payment to the shareholders of the Company of R$127,868,085.31 (one hundred twenty seven million, eight hundred sixty eight thousand and eighty five reais and thirty one cents), as payment of dividends, corresponding to the amount of R$ 0.49674 per share. The interests on share capital and the dividends referred in this item will be paid, without monetary adjustment, as from (inclusively) May 8, 2006; (iii) ratification of the distribution approved by the Board of Directors of the Company on January 31, 2006, of R$936,814,710.14 (nine hundred thirty six million, eight hundred fourteen thousand, seven hundred and ten reais and fourteen cents) as dividends; (iv) destination of R$162,585,302.68 (one hundred sixty two million, five hundred eighty five thousand, three hundred and two reais and sixty eight cents) for cancellation of shares held on treasury; (v) retention of the amount of R$637,611,073.19 (six hundred and thirty seven million, six hundred eleven thousand, seventy three reais and nineteen cents), to face the investment projects set forth in the Capital Budget, which is herein approved, as provided in Article 196 of Law 6,404/76. 6.2.4 –Approved, by majority of the present shareholders, that the Board of Directors be composed by 8 (eight) members, and in accordance with the provisions of Article 13, § 2nd, of the By-laws, firstly, the shareholder ANTONIO FRANCISCO DOS SANTOS, Brazilian citizen, married, business administrator, bearer of the identity IFP nº 1,307,360, enrolled with CPF/MF under number 112.375.706 -20, indicated by Clube de Investimento CSN, was reelected. Immediately, afterwards, the shareholders BENJAMIN STEINBRUCH, Brazilian citizen, married, industrialist, bearer of the identity card SSP/SP 3.627.815 -4, enrolled with CPF/MF under number 618.266.778 -87; JACKS RABINOVICH, Brazilian citizen, married, industrialist, bearer of the identity card SSP/SP 1.179.678, enrolled with CPF/MF under number 011.495.638 -34; MAURO MOLCHANSKY, Brazilian citizen, married, economist, bearer of the identity card IFP/RJ 03.757.956 -2, enrolled with CPF/MF under number 721.527.028 -91; FERNANDO PERRONE, Brazilian citizen, married, lawyer, bearer of the identity card IFP 2.048.837, enrolled with CPF/MF under number 181.062.347 -20; DIONÍSIO DIAS CARNEIRO NETTO, Brazilian citizen, judicially separated, economist, bearer of the identity card IFP/RJ 1.887.610, enrolled with CPF/MF under number 060.011.061 -34; DARC ANTONIO DA LUZ COSTA, Brazilian citizen, married, engineer, bearer of the identity card 227.070 of the Ministry of Navy, enrolled with CPF/MF under number 242.165.507 -20; and YOSHIAKI NAKANO, Brazilian citizen, married, bearer of the identity card RG 5.157.491 -3 and enrolled with CPF/MF under number 049.414.548 -04, all with domicile at Rua São José, 20, group, 1602, 16th floor, were reelected. In this sense, the Board of Directors of the Company is composed by Messrs. Antonio Francisco dos Santos, Benjamin Steinbruch, Jacks Rabinovich, Mauro Molchansky, Fernando Perrone, Dionísio Dias Carneiro Netto, Darc Antonio da Luz Costa and Yoshiaki Nakano, all with term-in-office until the Annual General Shareholders Meeting of 2007. 6.2.5 – Approved, by majority of the present shareholders, the determination of the overall yearly compensation of the managers in the amount of up to R$33,000,000.00 (thirty three million reais).

6.3. At Special General – Considering that the minimum quorum set forth in Article 135 of Law 6,404/76 to decide about the proposal for amendment to the By-laws of the Company, as determined in item 3 of the Call Notice, was not reached, the referred matter was excluded from the Agenda of the Special General Meeting and shall be object of a second call, as set forth in Article 135 of Law 6,404/76. In continuation of the Special General Shareholders Meeting, the shareholders, by majority, dispensed the reading and transcription of the evaluation report of Companhia Metalúrgica Prada ("Prada"), issued by Pactual Corporate Services Ltda. that attended the Meeting to provide the necessary clarifications, which copy was on the table at the disposal of the interested, considering that such document was already known by all present shareholders. It was approved by majority of the present shareholders the proposal for capitalization of up to the total credit held by the Company against Prada and for the acquisition of the totality of the shares of Prada owned by its current controlling shareholder, for a symbolic amount of R$1.00, being the management of the Company authorized to negotiate agreements, execute documents and take all measures for the implementation of the proposal above approved, directly by the Company or by means of any of its subsidiaries. The shareholder José Teixeira de Oliveira registered its favorable vote for the acquisition of Prada, praising the attitude of the management.

The present shareholders, by unanimity, decided to (1) rectify the certificate of the minutes of Annual General Meeting of April 29, 2005, published on May 2, 2005 and registered with the Board of Trade of the State of Rio de Janeiro under number 1516257, on May 2, 2005, as follows: (a) items 5.2, 5.2.1, 5.2.2 and 5.2.3: where it is read “by unanimity” it shall be read “by majority”; (b) item 5.2.1 (ii): where it is read R$0.86456, it shall be read R$0.86754; (c) item 5.2.1 (iii): where it is read R$7.32649, it shall be read R$7.35170; and (2) ratify all other provisions of the certificate of the minutes of Annual General Meeting of April 29, 2005.

7.1. Without any other matter to be discussed, the meeting has been suspended for the time necessary for drawing up these Minutes. After reopening the session, it was read, found conform and signed by the Chairman, Secretary and all attending shareholders.

8.1. Filed Documents: It is filed with the head office of the Company the Call Notice for the Annual and Special General Meetings, the Management Report, the Financial Statements and the Opinion of the Independent Auditors, the Capital Budget, the proposal for acquisition of Prada, together with the Evaluation Report.

I certify that this is the accurate copy of the original one, drawn up in the proper book.

___________________________
Claudia Maria Sarti
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.